UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Potbelly Corporation

(Name of Subject Company)

Potbelly Corporation

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

73754Y100

(CUSIP Number of Class of Securities)

Adiya Dixon

Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

Potbelly Corporation

500 W Madison St. Suite 1000

Chicago, Illinois 60661

(312) 951-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Robert M. Hayward, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

(312) 862-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Potbelly Corporation, a Delaware corporation (the “Company”), by RaceTrac, Inc., a Georgia corporation (“RaceTrac”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 9, 2025 (the “Merger Agreement”), by and among the Company, RaceTrac and Hero Sub Inc., a Delaware corporation and a wholly owned subsidiary of RaceTrac (the “Merger Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the shares of common stock of the Company, par value $0.01 per share, issued and outstanding (the “Shares”), at a price of $17.12 per Share in cash, without interest thereon (but subject to applicable withholding). If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and the Merger:

1.	Excerpts from a Wall Street Journal article, published on September 10, 2025.

2.	Email from the President and Chief Executive Officer of the Company provided to employees of the Company on September 10, 2025.

3.	Email from the President and Chief Executive Officer of the Company provided to franchisees of the Company on September 10, 2025.

4.	Email from the Senior Vice President and Chief Operating Officer of the Company provided to vendors and partners of the Company on September 10, 2025.

5.	Employee FAQs, first used on September 10, 2025.

6.	Franchisee FAQs, first used on September 10, 2025.

7.	Investor FAQs, first used on September 10, 2025.

The information set forth under Item 1.01, 5.02, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on September 10, 2025 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The Offer described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that RaceTrac and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. A solicitation and offer to buy outstanding shares of the Company common stock will only be made pursuant to the Offer materials that RaceTrac and Merger Sub intend to file with the SEC. At the time the Offer is commenced, RaceTrac and Merger Sub will file a tender offer statement on Schedule TO, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the Offer.

THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE

DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER.

The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of the Company at no expense to them under the “SEC Filings” section of the Company’s website at https://investors.potbelly.com, and (once they become available) will be mailed to the stockholders of the Company free of charge. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference in, this communication. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Company with the SEC for free on the SEC’s website at www.sec.gov, or under the “SEC Filings” section of the Company’s website at https://investors.potbelly.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the acquisition of the Company by RaceTrac and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks, uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Such forward-looking statements include those relating to the ability to complete, and the timing of completion of, the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Actual results may differ materially from current expectations because of numerous risks and uncertainties including, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; (viii) RaceTrac’s ability to realize the synergies contemplated by the proposed transaction and integrate the business of the Company; (ix) competition; (x) the effectiveness of the Company’s marketing strategies; (xi) general economic conditions including any impact from inflation; (xii) the Company’s ability to successfully implement its business strategy; (xiii) the success of the Company’s franchisees; (xiv) the success of the Company’s initiatives to increase sales and traffic, including the success of the Company’s franchising initiatives; (xv) changes in commodity, energy, labor and other costs; (xvi) compliance with covenants in the Company’s credit facility; (xvii) the Company’s ability to attract and retain management and employees and adequately staff its restaurants; (xviii) consumer reaction to industry-related public health issues and perceptions of food safety; (xix) the Company’s ability to manage its growth; (xx) reputational and brand issues; (xxi) price and availability of commodities; (xxii) consumer confidence and spending patterns; and (xxiii) weather conditions. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 29, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available on the investor relations page of the Company’s website at https://investors.potbelly.com. The Company’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, the Company expressly disclaims any intent or obligation to update or revise publicly any forward-looking information or statements.

Exhibit Index

Exhibit Number	Description

99.1	Excerpts from a Wall Street Journal article, published on September 10, 2025.

99.2	Email from the President and Chief Executive Officer of the Company provided to employees of the Company on September 10, 2025.

99.3	Email from the President and Chief Executive Officer of the Company provided to franchisees of the Company on September 10, 2025.

99.4	Email from the Senior Vice President and Chief Operating Officer of the Company provided to vendors and partners of the Company on September 10, 2025.

99.5	Employee FAQs, first used on September 10, 2025.

99.6	Franchisee FAQs, first used on September 10, 2025.

99.7	Investor FAQs, first used on September 10, 2025.